UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:           Outlook Funds Trust

Address of Principal Business Office (No. & Street, City, State Zip Code):  c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, ME  04101

Telephone Number (including area code): (207) 347-2000

Name and Address of Agent for Service of Process: The Corporation Trust Company, 1209 Orange Street, Wilmington, DE, 19801

Copies to: Aisha Hunt, Dechert LLP, One Maritime Plaza, Suite 2300 San Francisco, CA  94111-3513

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES [X]  NO [   ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Portland and state of Maine on the 1st day of November 2013.

                                           OUTLOOK FUNDS TRUST
By:	/s/Nathan E. Wagner
Name:	Nathan E. Wagner
Title:	Trustee

Attest:	/s/David Faherty
Name:	David Faherty
Title:	Vice President and Secretary